June 16, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3233

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:                 Tom Kluck

Re:          Request for Acceleration of Effectiveness

Sutherland Asset Management Corporation

Registration Statement on Form S-3

File No. 333-217810

Dear Mr. Kluck:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Sutherland Asset Management Corporation (the “Company”) hereby requests that the effectiveness for the above-captioned Registration Statement on Form S-3 (as amended through the date hereof) filed under the Securities Act be accelerated to 4:00 p.m., New York City time, on June 20, 2017, or as soon thereafter as practicable. The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Sincerely,
Sutherland Asset Management Corporation

/s/ Frederick C. Herbst

Frederick C. Herbst
Chief Financial Officer